

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 9, 2017

Kenneth Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 W. Twelve Mile Road
Southfield, Michigan 48034

>   **Re: Credit Acceptance Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 10, 2017**
>   **Form 8-K Filed January 31, 2017**
>   **File No. 000-20202**

Dear Mr. Booth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed January 31, 2017

Exhibit 99.1

1. Please revise future filings to provide a quantitative reconciliation to the most directly comparable GAAP measure for your non-GAAP measures "Adjusted Return On Capital" and "Economic Profit."

2. Please tell us how you considered whether the floating yield adjustment, described on page 13, represents an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

3. Please explain to us why your floating yield adjustment has consistently resulted in increases, i.e. positive adjustments, to GAAP revenue for each of the periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services